UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K
_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 000-52059
_______________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PGT, Inc.
1070 Technology Drive
North Venice, Florida  34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and
Supplemental Schedule (Modified Cash Basis)

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
PGT Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of PGT Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2007 were audited by other auditors whose report, dated June 26, 2008, expressed an unqualified opinion (modified cash basis) on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2008, and the changes in its net assets available for benefits (modified cash basis) for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KIRKLAND, RUSS, MURPHY & TAPP, P.A.

Certified Public Accountants
Clearwater, Florida
June 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors
PGT Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of PGT Savings Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2007, and the changes in its net assets available for benefits (modified cash basis) for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Certified Public Accountants
Tampa, Florida
June 26, 2008

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At December 31,
	2008	2007
Assets:
Investments, at fair value	$28,082,363	$43,990,424
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts within common collective trust	50,263	(8,997)

Net assets available for benefits	$28,132,626	$43,981,427

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	Years ended December 31,
(Reductions in)/additions to net assets:	2008	2007
Investment (loss) income:
Interest and dividends	$1,480,787	$1,954,425
Net (depreciation)/appreciation in fair value of investments	(13,107,557)	842,584
Total investment (loss)/income	(11,626,770)	2,797,009

Contributions:
Employer	33,536	1,999,548
Participants	2,801,979	4,073,781
Rollovers	143,714	321,443
Total contributions	2,979,229	6,394,772
Total (reductions)/additions	(8,647,541)	9,191,781

Deductions from net assets:
Distributions to participants	(7,159,910)	(4,558,056)
Administrative fee	(17,250)	(24,100)
Total deductions	(7,177,160)	(4,582,156)

Net (decrease)/increase in net assets available for benefits	(15,824,701)	4,609,625
Net assets available for benefits at beginning of year	43,957,327	39,347,702
Net assets available for benefits at end of year	$28,132,626	$43,957,327

See accompanying notes.

PGT Savings Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of PGT Industries, Inc. (the “Company,” “Employer” or “Plan Sponsor”), a wholly-owned subsidiary of PGT, Inc. (“PGT”). The Plan became effective on October 1, 1982 and was restated effective October 30, 2006.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 “ERISA”, as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 100% of their compensation subject to Internal Revenue Code (“IRC”) limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a discretionary matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Company, by action of its Board of Directors, shall determine the amount, if any, of the matching contribution. Effective on December 30, 2007 (the first day of the Company’s 2008 fiscal year), the Company suspended the matching contribution portion of the Plan.  However, based on its review of certain factors relating to the Company’s 2008 results, the Board of Directors of the Company approved a discretionary match by the Company of approximately 0.5% which was applied to eligible participants’ contributions made in 2008. On April 3, 2009, funds totaling $257,964 were deposited into eligible participants’ accounts. Prior to December 30, 2007, the Company matched 100% of the participant’s pre-tax savings contributions up to 3% of the participant’s salary.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

The Company, by action of its Board of Directors, may make a discretionary profit sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit sharing contributions were made during 2008 and 2007.

Vesting

Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company’s contributions after five years of service.

Participant Loans

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant.

Benefits

For Employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator.

Investments

Effective October 28, 2006, T. Rowe Price Trust Company (“T. Rowe Price”) began serving as trustee of the Plan.  T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in 2008 and 2007 totaled $227,154 and $180,021, respectively.  Of the $227,154 of forfeitures in 2008, $135,915 will be reinstated pursuant to the partial plan termination as described in note 10. Forfeitures used to reduce employer contributions in 2008 and 2007 were $165,035 and $255,873, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes 100% vested in the value of his or her account.

Reclassification

In the financial statements for 2007 included herein, in order to conform to the 2008 presentation, the annual fee charged by T. Rowe Price has been reclassified to “administrative fee” in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2007.  Such reclassification had no impact on previously reported net assets and net increase in net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.  The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any.  Actual results could differ from those estimates and assumptions.  Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the T. Rowe Price Stable Value Fund (the “Fund”). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in this common collective trust as well as the adjustment of the investment in this common collective trust from fair value to contract value relating to the investment contracts. The accompanying statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year.  The fair value of participation units of the Fund are determined based on the fair value of the underlying investments of the trust based on quoted market prices and then adjusted by the issuer to contract value. The contract value is determined based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate market value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as received.  Dividend income is recorded as of the ex-dividend date.

Recently Adopted Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS 157 was effective for financial assets and liabilities for fiscal years beginning after November 15, 2007.  The Plan adopted SFAS 157 for financial assets and liabilities effective on January 1, 2008. See note 6.

Administrative Expenses

Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

3. Income Tax Status

The Plan received a determination letter dated April 15, 2003 from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the IRC. The Plan has been amended several times and restated in October 2006 since receiving the determination letter. However, the plan administrator believes that the Plan has been designed and is being operated in compliance with the requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased and sold, as well as held during the years) (depreciated)/appreciated in fair value as follows:

	Years ended December 31,
	2008	2007
Fair value determined by quoted market prices:
Mutual funds	$(12,967,558)	$864,660
Common stock	(139,999)	(22,076)
Net (depreciation)/appreciation in fair value of investments	$(13,107,557)	$842,584

Individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	At December 31,
	2008	2007
T. Rowe Price:
Retirement 2010 Fund	$1,833,339	$4,361,196
Retirement 2015 Fund	2,790,798	5,414,449
Retirement 2020 Fund	4,273,590	7,325,293
Retirement 2025 Fund	3,393,456	6,773,638
Retirement 2030 Fund	2,520,855	4,693,214
Retirement 2035 Fund	1,678,560	3,110,538
Retirement 2040 Fund	*	2,308,194
Stable Value Fund	5,361,895	*

* - Less than 5% of the fair value of the Plan's net assets.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

5. Investment Contracts

The Plan invests in the T. Rowe Price Stable Value Trust Fund which is a collective trust that invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies, and other issuers and securities supporting such synthetic investment contracts, as well as other similar instruments that are intended to maintain a constant net asset value while permitting participant-initiated benefit-responsive withdrawals for certain events.

As described in note 2, because the guaranteed investment contracts held by the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

Average yields for the year ended December 31, 2008:
Based on actual earnings	4.57%
Based on interest rates credited to participants	4.23%

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

6. Fair Value Measurements

The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in accordance with SFAS 157.

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Uninvested cash	$68	$68	$-	$-
Common stock	112,224	112,224	-	-
Loans to participants	2,632,210	-	-	2,632,210
Mutual funds	19,975,966	19,975,966	-	-
Common collective trusts	5,361,895	-	5,361,895	-
Grand total	$28,082,363	$20,088,258	$5,361,895	$2,632,210
The following table sets forth information summarizing the change in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Loans to
Participants

Beginning balance	$3,092,943
Issuances and settlements (net)	(460,733)
Ending balance	$2,632,210

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in fair value of investments held at the end of the period are reported in net (depreciation)/appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. For the year ended December 31, 2008, the net amount reported was depreciation of $13,107,557.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

7. Party-in-Interest Transactions

In 2008 and 2007, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.

The Plan held investments in the common stock of the Plan Sponsor with a fair value of $112,224 and $20,334, each less than 1% of net assets available for benefits, at December 31, 2008 and 2007, respectively.

The Plan had loans with active participants of $2,632,210 and $3,092,943 at December 31, 2008 and 2007, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying statements of net assets available for benefits to the 2008 and 2007 Form 5500, respectively:

	At December 31,
	2008	2007

Net assets available for benefits per the financial statements	$28,132,626	$43,981,427
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts within common collective trust	(50,263)	8,997

Net assets available for benefits per Form 5500	$28,082,363	$43,990,424

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2008

The following is a reconciliation of net (decrease)/increase in net assets available for benefits per the accompanying statements of net assets available for benefits to net (loss)/income per the 2008 and 2007 Form 5500, respectively:

	Years ended December 31,
	2008	2007

Net (decrease)/increase in net assets available for benefits per	$(15,824,701)	$4,609,625
the financial statements
Adjustment from contract value to fair value for fully benefit-responsive investment contracts within common collective trust:
Prior year	(8,997)	5,013
Current year	(50,263)	8,997

Net (loss)/ income per Form 5500	$(15,883,961)	$4,623,635

10. Restructurings and Amendment

Restructurings

On October 25, 2007, the Company announced a restructuring that resulted in a decrease in its workforce of approximately 150 employees. On March 4, 2008, the Company announced another restructuring that resulted in a decrease in its workforce of approximately 300 employees. The combined effect of these restructurings constituted a partial plan termination and, therefore, participants of the Plan affected in either restructuring with unvested Company matching funds became fully vested in such matching funds which, as of December 31, 2008, totaled $135,915. This amount has not been recorded as an employer contribution or contribution receivable by the Plan in the accompanying financial statements as of and for the year ended December 31, 2008.

Amendment

On February 4, 2009, the Company amended the Plan relating to financial hardship and in-service distributions to allow (1) employees with vested employer matching contributions to have access to such matching contributions upon the occurrence of a hardship, as defined in the Plan, and (2) employees who have attained age 59 ½ to receive distributions without penalty.

Supplemental Schedule
(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2008

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Western Asset Core Plus, FI	Intermediate Term Bond Fund	#	$181,833
	American Beacon Large Cap Value	Large Cap Growth Fund	#	111,631
	American Europacific Growth Fund	Foreign Large Blend Fund	#	342,261
	Buffalo Small Cap Fund	Small Cap Growth Fund	#	70,280
	Harbor Capital Appreciation Fund	Large Growth Fund	#	99,749
*	T Rowe Price Retirement Income Fund	Blended Assets Fund	#	98,221
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	300,916
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	1,833,339
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	2,790,798
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	4,273,590
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	3,393,456
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	2,520,855
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	1,678,560
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	1,138,475
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	702,115
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	14,545
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	8,833
	Vanguard 500 Index, Signal Fund	Large Blended Fund	#	215,343
	Wells Fargo Adv Small Cap Value Fund	Small Cap Fund	#	195,714
	U.S. Treasury Money Fund	Money Market Fund	#	5,452
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	5,361,895
*	PGT, Inc.	Common Stock	#	112,224
*	Loans to participants	Interest rates ranging from 5.0% to 10.5%	#	2,632,210
*	PGT Savings Plan	Uninvested Cash		68

				$28,082,363

* Indicates party-in-interest to the Plan.
# Historical cost is not required as investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 26, 2009

	By:	/s/ Jeffrey T. Jackson
Jeffrey T. Jackson
Executive Vice President and Chief Financial Officer PGT, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Kirkland, Russ, Murphy & Tapp, P.A.
23.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP